SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            THE MILLBROOK PRESS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    600179105
                                 --------------
                                 (CUSIP Number)

                              Copy to:          Stephen A. Cohen, Esq.
Applewood Associates, L.P.                Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                                750 Lexington Avenue
Brookville, NY 11545                      New York, New York 10022
Telephone (516) 626-3070                        Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 18, 1996
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              Applewood Associates, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*         WC

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               [_]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                              271,213 shares                               7.8%
   Number of      --------------------------------------------------------------
    Shares          8    Shared Voting Power
 Beneficially                 0 shares                                       0%
   Owned By       --------------------------------------------------------------
     Each           9    Sole Dispositive Power
   Reporting                  271,213 shares                               7.8%
    Person        --------------------------------------------------------------
     With          10    Shared Dispositive Power
                              0 shares                                       0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                              271,213 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [_]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           7.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person*     PN

================================================================================

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              Barry Rubenstein
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*         WC,PF

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               [_]

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                              0 shares                                       0%
   Number of      --------------------------------------------------------------
    Shares          8    Shared Voting Power
 Beneficially                 1,260,748 shares                            36.5%
   Owned By       --------------------------------------------------------------
     Each           9    Sole Dispositive Power
   Reporting                  0 shares                                       0%
    Person        --------------------------------------------------------------
     With          10    Shared Dispositive Power
                              1,260,748 shares                            36.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                              1,260,748 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [_]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          36.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              Irwin Lieber
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*         WC,PF

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               [_]

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                              45,857 shares                                1.3%
   Number of      --------------------------------------------------------------
    Shares          8    Shared Voting Power
 Beneficially                 1,214,891 shares                            35.2%
   Owned By       --------------------------------------------------------------
     Each           9    Sole Dispositive Power
   Reporting                  45,857 shares                                1.3%
    Person        --------------------------------------------------------------
     With          10    Shared Dispositive Power
                              1,214,891 shares                            35.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                              1,260,748 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [_]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          36.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              Barry Fingerhut
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*         WC,PF

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               [_]

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                              45,857 shares                                1.3%
   Number of      --------------------------------------------------------------
    Shares          8    Shared Voting Power
 Beneficially                 1,214,891 shares                            35.2%
   Owned By       --------------------------------------------------------------
     Each           9    Sole Dispositive Power
   Reporting                  45,857 shares                                1.3%
    Person        --------------------------------------------------------------
     With          10    Shared Dispositive Power
                              1,214,891 shares                            35.2%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                              1,260,748 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [_]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          36.5%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              Applewood Capital Corp.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*         WC

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               [_]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                              0 shares                                       0%
   Number of      --------------------------------------------------------------
    Shares          8    Shared Voting Power
 Beneficially                 271,213 shares                               7.8%
   Owned By       --------------------------------------------------------------
     Each           9    Sole Dispositive Power
   Reporting                  0 shares                                       0%
    Person        --------------------------------------------------------------
     With          10    Shared Dispositive Power
                              271,213 shares                               7.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                              271,213 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [_]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           7.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                   CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              Seth Lieber
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*         WC,PF

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               [_]

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                              4,310 shares                                 0.1%
   Number of      --------------------------------------------------------------
    Shares          8    Shared Voting Power
 Beneficially                 271,213 shares                               7.8%
   Owned By       --------------------------------------------------------------
     Each           9    Sole Dispositive Power
   Reporting                  4,310 shares                                 0.1%
    Person        --------------------------------------------------------------
     With          10    Shared Dispositive Power
                              271,213 shares                               7.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                              275,523 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [_]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           8.0%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                         13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                              Jonathan Lieber
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*         WC,PF

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required               [_]

--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
                    7    Sole Voting Power
                              4,310 shares                                 0.1%
   Number of      --------------------------------------------------------------
    Shares          8    Shared Voting Power
 Beneficially                 271,213 shares                               7.8%
   Owned By       --------------------------------------------------------------
     Each           9    Sole Dispositive Power
   Reporting                  4,310 shares                                 0.1%
    Person        --------------------------------------------------------------
     With          10    Shared Dispositive Power
                              271,213 shares                               7.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                              275,523 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [_]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           8.0%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                   IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement, dated December 18, 1996, relates to the reporting persons' ownership of certain securities of The Millbrook Press Inc. (the "Issuer"). On December 18, 1996, the Issuer offered 1,700,000 shares of its common stock to the public in an initial public offering (the "IPO").

ITEM 1.   SECURITY AND ISSUER

          (a) Common Stock, $0.01 par value per share ("Common Stock") (CUSIP No. 600179105).

          (b) Bridge Financing Warrant ("Bridge Warrant"), expiring on August 29, 2001, entitling the holder thereof to purchase one share of Common Stock at $3.00 per share, exercisable as of August 29, 1997.

          (c)  The Millbrook Press Inc.
               2 Old New Milford Road
               Brookfield, Connecticut 06804

ITEM 2.   IDENTITY AND BACKGROUND

     1. (a) Applewood Associates, L.P., a limited partnership organized under the laws of the State of New York ("Applewood").

          (b)  Address:       c/o Applewood Capital Corp.
                              68 Wheatley Road
                              Brookville, New York 11545

          (c)  Principal Business: Investments
          (d)  No.
          (e)  No.

          The general partners of Applewood are Applewood Capital Corp. ("AC Corp."), Barry Rubenstein, Irwin Lieber and Barry Fingerhut.

     2. (a) Barry Rubenstein, a shareholder, officer and director of InfoMedia Associates, Ltd. ("InfoMedia"), one of the general partners of each of 21st Century Communications Partners, L.P., 21st Century Communications T-E Partners, L.P., and 21st Century Communications Foreign Partners, L.P., a general partner of Applewood, an officer and director of Applewood Capital Corp., a general partner of Applewood, a general director partner of Woodland Partners, and a director of the Issuer.

          (b)  Address:       68 Wheatley Road
                              Brookville, New York 11545

          (c) Principal Occupation: General partner of partnerships and limited partnerships engaged in the investment business.
          (d)  No.
          (e)  No.
          (f)  Citizenship:   United States.

     Sandler Investment Partners, L.P. and InfoMedia are the general partners of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E"), and 21st Century Communications Foreign Partners, L.P. ("Foreign"). 21st Century, T-E and Foreign (sometimes hereinafter referred to as the "21st Funds") and certain general partners, are filing a Schedule 13D under separate cover.

     3. (a) Irwin Lieber, a shareholder, officer and director of InfoMedia, a general partner of Applewood and a shareholder, an officer and director of AC Corp.

          (b)  Address:       767 Fifth Avenue
                              New York, New York 10153

          (c)  Principal Occupation:  Investment adviser.
          (d)  No.
          (e)  No.
          (f)  Citizenship:   United States.

     4. (a) Barry Fingerhut, a shareholder, officer and director of InfoMedia, one of the general partners of each of the 21st Funds, a general partner of Applewood, a shareholder, officer and director of AC Corp., and Chairman of the Board of the Issuer.

          (b)  Address:       767 Fifth Avenue
                              New York, New York 10153

          (c)  Principal Occupation:  Investment adviser.
          (d)  No.
          (e)  No.
          (f)  Citizenship:   United States.

     5. (a) Applewood Capital Corp., a corporation organized under the laws of the State of New York.

          (b)  Address:       c/o Barry Rubenstein
                              68 Wheatley Road
                              Brookville, New York 11545

          (c)  Principal Business: Investments.

          (d)  No.
          (e)  No.

          AC Corp. is a general partner of Applewood.

     6.   (a)  Seth Lieber, an officer of AC Corp.

          (b)  Address:       767 Fifth Avenue
                              New York, New York 10153

          (c)  Principal Occupation:  Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship:   United States.

     7.   (a)  Jonathan Lieber, an officer of AC Corp.

          (b)  Address:       767 Fifth Avenue
                              New York, New York 10153

          (c)  Principal Occupation:  Investments.
          (d)  No.
          (e)  No.
          (f)  Citizenship:   United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The individual reporting persons obtained funds for the purchase of the shares of Common Stock from personal funds, working capital and other funds. The partnerships and corporations obtained funds for the purchase of the shares of Common Stock from their respective working capital and other funds.

     On December 17, 1996, each of the reporting persons received shares of Common Stock as a result of the conversion of all of the Issuer's outstanding Series A Redeemable Voting Preferred Stock, (the "Preferred Stock") and all accrued and unpaid dividends thereon into 473,692 shares of Common Stock. In August 1996, the Company effected a reverse stock split of its Common Stock on the basis of .3976 shares of Common Stock for each outstanding share of Common Stock.

     In April, 1996, in connection with a prebridge financing, Applewood, 21st Century, T-E and Foreign loaned $250,000, $170,000, $57,000 and $23,000 (the
"Prebridge Notes"), respectively to the Issuer. In August, 1996, Applewood, 21st Century, T-E and Foreign converted their Prebridge Notes into bridge units and received $250,000 principal amount of Bridge Notes and 125,000 Bridge Warrants, $170,000 principal amount of Bridge Notes and 85,000 Bridge Warrants, $57,000 principal amount of Bridge Notes and 28,500 Bridge Warrants, and $23,000 principal amount of Bridge Notes and 11,500 Bridge Warrants, respectively. The Bridge Notes bear interest at the rate of 10% per annum and will be paid at the consummation of the IPO.

     The amount of funds used in acquiring the shares of Common Stock are set forth below (excluding accrued and unpaid dividends on the Preferred Stock):


     Name                                           Amount of Consideration
     ----                                           -----------------------
     Applewood Associates, L.P.                             $1,250,000
     Woodland Partners                                      $  150,000
     Barry Fingerhut                                        $  150,000
     Irwin Lieber                                           $  150,000
     Seth Lieber                                            $   25,000
     Jonathan Lieber                                        $   25,000

     On December 18, 1996 Applewood acquired 60,000 shares of Common Stock in the open market for an aggregate purchase price of $303,750. Woodland Partners, Barry Fingerhut and Irwin Lieber each acquired 20,000 shares of Common Stock in the open market on December 18, 1996, each paying an aggregate of $101,250.

ITEM 4. PURPOSE OF THE TRANSACTION. The reporting persons acquired their shares for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

     (a) The following list sets forth the aggregate number and percentage (based on 3,455,000 shares of Common Stock outstanding as reported by the Issuer in its Prospectus dated December 17, 1996, including the exercise of the underwriter's overallotment option) of outstanding shares of Common Stock owned beneficially by each person named in Item 2, as of December 18, 1996:

                                                         Percentage of Shares of
                                 Shares of Common Stock       Common Stock
     Name                        Beneficially Owned(1)      Beneficially Owned
     ----                        ---------------------      ------------------
     Applewood Associates, L.P         271,213                      7.8%
     Barry Rubenstein.(2)            1,260,748(3)(4)(5)            36.5%
     Irwin Lieber(2)                 1,260,748(3)(5)               36.5%
     Barry Fingerhut(2)              1,260,748(3)(5)               36.5%
     Applewood Capital Corp.(2)        271,213(3)                   7.8%
     Seth Lieber(2)                    275,523(6)                   8.0%
     Jonathan Lieber(2)                275,523(6)                   8.0%

     (b) Applewood has sole power to vote and dispose of 271,213 shares of Common Stock, which represents approximately 7.8% of the Common Stock.

     By virtue of being a general partner of Applewood and of Woodland, a shareholder, officer and director of InfoMedia, and an officer and director of AC Corp., Barry Rubenstein may be deemed to have shared power to vote and dispose of 1,260,748 shares of Common Stock which represents approximately 36.5% of the outstanding Common Stock.

     Irwin Lieber has sole power to vote and dispose of 45,857 shares of Common Stock which represents approximately 1.3% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer and director of AC Corp. and a shareholder, officer and director of InfoMedia, Mr. Lieber may be deemed to have shared power to vote and dispose of 1,214,891 shares of Common Stock which represents approximately 35.2% of the outstanding

------------------

(1) Does not include shares of Common Stock issuable upon exercise of the Bridge Warrants as the Bridge Warrants are not exercisable within 60 days of this Schedule 13D

(2) The reporting person disclaims beneficial ownership of these securities except to the extent of its equity ownership therein.

(3) The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 271,213 shares of Common Stock owned by Applewood.

(4) As a general partner of Woodland Partners, Mr. Rubenstein has shared dispositive and voting power with respect to the 45,857 shares of Common Stock owned by Woodland Partners.

(5) The reporting persons are shareholders, officers and directors of InfoMedia Associates, Ltd. ("InfoMedia"). InfoMedia is a general partner of each of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign", and together with "T-E" and "21st Century," the "21st Funds"). 21st Century, T-E and Foreign own, respectively, an aggregate of 639,840, 217,696 and 86,142 shares of Common Stock. Accordingly, the reporting persons each have shared voting and dispositive power with respect to the aggregate 943,678 shares of Common Stock owned by the 21st Funds.

(6) The reporting person is an officer of AC Corp. and accordingly has shared voting and dispositive power with respect to 271,213 shares of Common Stock owned by Applewood.

Common Stock.

     Barry Fingerhut has sole power to vote and dispose of 45,857 shares of Common Stock which represents approximately 1.3% of the outstanding Common Stock. By virtue of being general partner of Applewood and an officer and director of AC Corp. and shareholder, officer and director of InfoMedia, Mr. Fingerhut may be deemed to have shared power to vote and dispose of 1,214,891 shares of Common Stock which represents approximately 35.2% of the outstanding Common Stock.

     By virtue of being a general partner of Applewood, AC Corp. may be deemed to have shared power to vote and dispose of 271,213 shares of Common Stock which represents approximately 7.8% of the outstanding Common Stock.

     Seth Lieber has sole power to vote and dispose of 4,310 shares of Common Stock which represents approximately 0.1% of the outstanding Common Stock and, by virtue of being an officer of AC Corp., may be deemed to have shared power to vote and dispose of 271,213 shares of Common Stock which represents approximately 7.8% of the outstanding Common Stock.

     Jonathan Lieber has sole power to vote and dispose of 4,310 shares of Common Stock which represents approximately 0.1% of the outstanding Common Stock and, by virtue of being an officer of AC Corp., may be deemed to have shared power to vote and dispose of 271,213 shares of Common Stock which represents approximately 7.8% of the outstanding Common Stock.

     (c) The following is a description of all transaction in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from October 18, 1996 through December 18, 1996 inclusive.

Name of            Purchase or       Number of Shares       Purchase or
Shareholder        Sale Date         Purchased or (Sold)    Sale Price
-----------        ---------         -------------------    ----------

Applewood          12/18/96               60,000              $5.0625

Irwin Lieber       12/18/96               20,000              $5.0625

Barry Fingerhut    12/18/96               20,000              $5.0625

     Woodland Partners acquired 20,000 shares of Common Stock on December 18, 1996.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     (a) The reporting persons entered into a lock-up agreement with GKN Securities ("GKN"), effective as of December 17, 1996. Pursuant to this agreement, until December 17, 1998, the reporting persons shall not sell, assign or transfer their shares of Common Stock or Bridge Warrants without the prior written consent of GKN. Additionally, effective December 17, 1996 until December 17, 1999, Barry Fingerhut and Barry Rubenstein and the other directors and officers of the Issuer, granted GKN rights of first refusal to purchase their securities, or to sell for their accounts, any securities sold by such person in the open market. These rights of first refusal are also applicable to the securities owned by Applewood and 21st Funds, by virtue of their status as affiliates of Messrs. Rubenstein and Fingerhut. These rights will expire on December 17, 1999.

     (b) Except for the circumstances discussed or referred to in paragraph (a) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A Agreement dated December 18, 1996 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



                                        APPLEWOOD ASSOCIATES, L.P.



                                        By:  s/ Irwin Lieber
                                           -----------------------------------
                                             Irwin Lieber, General Partner



                                        APPLEWOOD CAPITAL CORP.



                                        By:  s/ Barry Rubenstein
                                           -----------------------------------
                                             Barry Rubenstein, President


                                             s/Barry Rubenstein
                                           -----------------------------------
                                             Barry Rubenstein


                                             s/Irwin Lieber
                                           -----------------------------------
                                             Irwin Lieber


                                             s/Barry Fingerhut
                                           -----------------------------------
                                             Barry Fingerhut


                                             s/Seth Lieber
                                           -----------------------------------
                                             Seth Lieber


                                             s/Jonathan Lieber
                                           -----------------------------------
                                             Jonathan Lieber

Date: January 10, 1997

ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
               CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
               1001).

                            JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of The Millbrook Press Inc. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 28th day of December, 1996.

                                        APPLEWOOD ASSOCIATES, L.P.

                                        By:  s/Irwin Lieber
                                           -----------------------------------
                                             Irwin Lieber, General Partner

                                        APPLEWOOD CAPITAL CORP.

                                        By:  s/Barry Rubenstein
                                           -----------------------------------
                                             Barry Rubenstein, President

                                             s/Barry Rubenstein
                                           -----------------------------------
                                             Barry Rubenstein

                                             s/Irwin Lieber
                                           -----------------------------------
                                             Irwin Lieber

                                             s/Barry Fingerhut
                                           -----------------------------------
                                             Barry Fingerhut

                                             s/Seth Lieber
                                           -----------------------------------
                                             Seth Lieber

                                             s/Jonathan Lieber
                                           -----------------------------------
                                             Jonathan Lieber


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